SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011

_______________________

BioLineRx Ltd.
 (Translation of Registrant’s name into English)

_______________________

P.O. Box 45158
19 Hartum Street
Jerusalem 91450, Israel
 (Address of Principal Executive Offices)
_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☑

The Registrant announces that on August 1, 2011, it published on the Magna site of the Tel Aviv Stock Exchange a Motion that was filed with the Jerusalem District Court in Israel with respect to an Arrangement under Section 350(i) of the Israel Companies Law. Pursuant to the Motion, the District Court was requested to approve an Arrangement that would  extend the final date for exercising certain warrants issued in May 2009 by the Company to the public, from December 28, 2011 to June 30, 2013. The Company also filed on the Magna site on August 1, 2011, a Notice of Filing a Motion and an Affidavit, which was sworn by Mr Philip Serlin, the Company's Chief Financial and Operating Officer, in connection with the Motion.  Attached hereto as Exhibits 1, 2 and 3 respectively, are the Notice of Filing a Motion, the Motion and the Affidavit.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.

By:	/s/ Philip Serlin
Philip Serlin
Chief Financial Officer and Operating Officer

Dated: August 8, 2011